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                              December 29, 2020

       Mason Garrett
       Chief Executive Officer
       GrandSouth Bancorporation
       381 Halton Road
       Greenville SC 29607

                                                        Re: GrandSouth
Bancorporation
                                                            Draft Registration
Statement on Form 10-12G
                                                            Submitted on
December 3, 2020
                                                            CIK No. 0001126961

       Dear Mr. Garrett:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12G

       Item 5. Directors and Executive Officers, page 74

   1. Please disclose the past five years of business experience for each of your named executive officers and
directors. For your directors disclose the specific skills,
                                                        qualifications and
attributes that led you to the conclusion that the person should serve as your director. Refer to
Item 401(e) of Regulation S-K.
       Item 6. Executive Compensation
       Director Compensation, page 79

   2. For each director who received an option award, disclose the aggregate number of option awards outstanding at
fiscal year end by footnote to the appropriate column of the director
 Mason Garrett
GrandSouth Bancorporation
December 29, 2020
Page 2
         compensation table. See Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.
Item 10. Recent Sales of Unregistered Securities, page 82

3. Please disclose the exemption from registration claimed for the $10.0 million of subordinated debentures described in the first paragraph of this section . Refer to Items
         701(d) of Regulation S-K.
4. We note your disclosure on page 116 relating to the issuance of $18.0 million of fixed-to-
         floating subordinated debt on November 13, 2020. Please include here the information required by Item 701 of Regulation S-K as it relates to this subordinated debt.
Item 11. Description of Registrant's Securities to be Registered, page 83

5. We note that your forum selection provision identified the United States District Court for the District of South Carolina as the exclusive forum for certain litigation, including any
            derivative action.    Please describe the material terms of this
provision and disclose
         whether this provision applies to actions arising under the Securities Act or Exchange
         Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
       You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or Justin Dobbie at (202) 551-3469 with any other questions.



FirstName LastNameMason Garrett                                Sincerely,
Comapany NameGrandSouth Bancorporation
                                                               Division of
Corporation Finance
December 29, 2020 Page 2                                       Office of
Finance
FirstName LastName